SILVERCREST METALS INC.

Voting Results for Annual General Meeting of Shareholders

of SilverCrest Metals Inc. (the "Company")

Held on June 15, 2021 (the "Meeting")

To: All Applicable Securities Commissions

The following matters were put to vote at the Meeting and, pursuant to National Instrument 51-102, the report on the voting results is as follows:

Shares represented at the Meeting	78,955,084
Total outstanding Shares as at Record Date	144,457,964
Total % of Shares Voted	54.66%

1. Fix Number of Directors

The number of directors of the Company was fixed at seven pursuant to a vote by show of hands.

2. Election of Directors

The following seven nominees were elected to serve as directors of the Company until the earlier of the Company's next Annual General Meeting or until their successors are duly elected or appointed pursuant to a vote by show of hands - tabulation of proxy votes as indicated below:

Directors	Tabulation of Votes in Favour submitted by Proxy	Tabulation of Votes Withheld submitted by Proxy
N. Eric Fier	58,077,796 (99.71%)	168,161 (0.29%)
Laura Diaz	58,168,394 (99.87%)	77,564 (0.13%)
Ross O. Glanville	54,283,976 (93.20%)	3,961,981 (6.80%)
Ani Markova	57,895,061 (99.40%)	350,897 (0.60%)
Hannes P. Portmann	57,723,288 (99.10%)	522,669 (0.90%)
Graham C. Thody	51,647,789 (88.67%)	6,598,168 (11.33%)
John H. Wright	50,521,903 (86.74%)	7,721,454 (13.26%)

3. Appointment of Auditor

PricewaterhouseCoopers LLP, Chartered Professional Accountants, was appointed auditor of the Company pursuant to a vote by show of hands.

4. Adoption of Equity Share Unit Plan

The Company's new "rolling 1.5%" Equity Share Unit Plan was approved pursuant to a vote by ballot with 58,245,958 votes cast, as indicated below

Votes by Ballot in Favour	Votes by Ballot Against
53,635,493 (92.08%)	4,610,465 (7.92%)